UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 2026
Commission File Number 001-04546

UNILEVER PLC
(Translation of registrant’s name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

INDEX TO EXHIBITS

No.	Exhibit
99.1	Transaction in Own Shares - 03 June 2026
99.2	Completion of 2026 Share Buyback - 05 June 2026
99.3	Transaction in Own Shares - 10 June 2026
99.4	Director PDMR Shareholding notification - 19 June 2026
99.5	Total Voting Rights - 01 July 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

Date: 1 July 2026	By:	/s/ P. Kakkad
		Name:	P. Kakkad
		Title:	Chief Legal Officer and Group Company Secretary